UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill

Company Secretary

Date 12 November 2013

NOVOGEN LIMITED (ASX: NRT)

ASX RELEASE

11 November 2013

CLEANSING NOTICE

We refer to the issue of a convertible security by Novogen Limited (Novogen) on 5 July 2013. Pursuant to a notice of conversion of a portion of the convertible security representing in aggregate $150,000, Novogen issued 974,026 ordinary shares to Merrill Lynch (Australia) Nominees Pty Limited ACN 003 925 031 FBO Hudson Bay Master Fund Limited on 11 November 2013 (Shares).

For the purposes of section 708A(5)(e)(i) of the Corporations Act 2001 (Cth) (Corporations Act) Novogen gives notice that:

1.	Novogen issued the Shares without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice, Novogen has complied with:

(a)	the provisions of Chapter 2M of the Corporations Act as they apply to Novogen; and

(b)	section 674 of the Corporations Act; and

3.	as at the date of this notice, there is no information that is “excluded information” (as defined in subsections 708A(7) and 708A(8) of the Corporations Act) which is required to be disclosed by Novogen.

Yours faithfully,

Lionel Mateo

Company Secretary

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077

P: +61 (0) 2 9476 0344 - F: +61 (0) 2 9476 0388

www.novogen.com

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Novogen Limited (“Novogen”)

ABN
37 063 259 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully paid share (Share)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	974,026 fully-paid Shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully-paid ordinary voting shares Ranks pari passu with all existing Ordinary Shares

+ See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•        the date from which they do

•        the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•        the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

All the shares referred to in item 2 will rank pari passu with all existing Ordinary Shares

5	Issue price or consideration	Issue price per Share is $0.154

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The Shares referred to in the item 2 are issued pursuant to a conversion notice received under the Convertible Securities Agreement announced to the market on 4 July 2013

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No

6b	The date the security holder resolution under rule 7.1A was passed	N/A

6c	Number of +securities issued without security holder approval under rule 7.1	974,026 fully-paid Shares

+ See chapter 19 for defined terms.

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New issue announcement

6d	Number of +securities issued with security holder approval under rule 7.1A	N/A

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	N/A

6f	Number of +securities issued under an exception in rule 7.2	N/A

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	N/A

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

11 November 2013

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	153,535,473	Ordinary Shares

+ See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	6,007,216	Unlisted options with various exercise dates and prices.

		2	Unlisted convertible note with a face value of $55,000

		60,000,000	Unlisted convertible notes, with face values of $1,500,000

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

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New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A

25	If the issue is contingent on security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do security holders sell their entitlements in full through a broker?	N/A

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

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New issue announcement

32	How do security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Issue date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	N/A

39	+Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•        the date from which they do

•        the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•        the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Appendix 3B Page 8	04/03/2013

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 11th of November 2013
(~~Director~~/Company secretary)

Print name:	Lionel Mateo

== == == == ==

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 9

Appendix 3B

New issue announcement

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	103,805,676

Add the following:

•      Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•      Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•      Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•      Include only ordinary securities here – other classes of equity securities cannot be added

•      Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•      It may be useful to set out issues of securities on different dates as separate line items

34,470,357

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	-

“A”	138,276,033

+ See chapter 19 for defined terms.

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New issue announcement

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	20,741,405

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	19,259,440

“C”	19,259,440

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	20,741,405

Subtract “C” Note: number must be same as shown in Step 3	19,259,440

Total [“A” x 0.15] – “C”	1,481,965 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 11

Appendix 3B

New issue announcement

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	N/A

Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10	N/A

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•      This applies to equity securities – not just ordinary securities

•      Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•      Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•      It may be useful to set out issues of securities on different dates as separate line items

N/A

“E”	N/A

+ See chapter 19 for defined terms.

Appendix 3B Page 12	04/03/2013

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New issue announcement

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	N/A

Subtract “E” Note: number must be same as shown in Step 3	N/A

Total [“A” x 0.10] – “E”	N/A Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 13